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SEC Mail Processing Section
FEB 28 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68124

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~TransWestern Capital Markets, LLC~~ de Koning Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 S. Madison Street, Suite 210
(No. and Street)

Denver	Colorado	80209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kendrik De Koning 303-573-1212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry Street, Suite 1050	Glendale	Colorado	80246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kendrik De Koning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TransWestern Capital Markets, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature 2/27/17

President

Title

Notary Public

GABRIELA MIRAMONTES HERNANDEZ
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20144048207
MY COMMISSION EXPIRES DECEMBER 22, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC
(SEC File No. 8-68124)

Report of Independent Registered Public Accounting Firm
On Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2016
Including Report of Independent Registered Accounting Firm on Exemption Report
and Independent Accountants' Agreed-Upon Procedures Report on
Schedule of Assessment and Payments (Form SIPC 7)

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

TABLE OF CONTENTS

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members
de Koning Capital Markets, LLC
dba TransWestern Capital Markets, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC (a limited liability company) as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's financial statements. The supplementary information contained in Schedules I and II is the responsibility of de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's management. Our audit procedures included determining whether the supplementary information contained in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information contained in Schedules I and II. In forming our opinion on the supplementary information contained in Schedules I and II, we evaluated whether the supplementary information contained in Schedules I and II, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harding & Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants
February 22, 2017

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	779,411
Commission receivable		56,214
Prepaid expenses		2,777
TOTAL ASSETS	$	838,402

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Due to related entity	$	20,454
Total current liabilities		20,454
MEMBERS' EQUITY		817,948
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	838,402

See accompanying notes to financial statements.

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE:	
Commissions	$ 305,793
Advisory fee	216,302
Dividend income	5,024
Net loss on mutual fund	(2,260)
	524,859
OPERATING EXPENSES:	
Overhead charges paid to related entity	84,682
Clearing expense	19,823
Professional fees	6,700
Filing and registration fees	5,335
Miscellaneous operating expenses	579
Insurance	518
	117,637
NET INCOME	$ 407,222

See accompanying notes to financial statements.

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

Members' equity at January 1, 2016	$	422,318
Net income		407,222
Member distributions		(11,592)
Members' equity at December 31, 2016	$	817,948

See accompanying notes to financial statements.

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	407,222
Adjustments to reconcile net income to net cash provided by operations:		
Increase (decrease) in cash resulting from change in:		
Commission receivable		(51,323)
Prepaid expenses		846
Due to related party		18,599
NET CASH PROVIDED BY OPERATING ACTIVITIES		375,344
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member distributions		(11,592)
NET CASH USED FOR FINANCING ACTIVITIES		(11,592)
NET INCREASE IN CASH AND CASH EQUIVALENTS		363,752
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		415,659
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	779,411

See accompanying notes to financial statements.

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016

A. Summary of Significant Accounting Policies

Organization

de Koning Capital Markets, LLC d/b/a TransWestern Capital Markets, LLC (the Company) is a Colorado limited liability company formed to provide institutional investors with securities execution and transactional advisory services. The Company's business is national in nature.

The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority ("FINRA"). The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

Cash and Cash Equivalents

The Company considers cash on hand and investments with original maturities of three months or less to be cash equivalents.

Commissions Receivable

Commissions receivable are stated at cost less an allowance for doubtful accounts. The commissions are receivable from the Company's clearing firm on a monthly basis, reflecting the prior month's commission production. Management has determined that no allowance for doubtful accounts is deemed necessary at December 31, 2016. The Company's policy is not to accrue interest on commissions' receivable. If ever applicable, accounts will be written off as uncollectible at the time management determines that collection is unlikely.

A. Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the members' in their individual returns.

The Company records a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on December 31, 2016 revealed no uncertain tax positions that would have a material impact on the financial statements.

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2016.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. Transactions with Related Entities

The Company shares office space with a related entity. The Company pays a proportionate share based on revenue of the personal property, utilities and office space to the related entity. The management of the Company feels that this amount represents a reasonably approximate valuation of the personal property, utilities and office space provided. For the year ended December 31, 2016, the Company paid this related entity $84,682. The Company owed this related entity $20,454 at December 31, 2016.

C. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2016, the Company's net capital was $806,765 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (ii) of the Rule.

D. Subsequent Events

Management has reviewed subsequent events through February 23, 2017, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBERS' EQUITY	$ 817,948
DEDUCTIONS:	
Haircuts on securities	(8,406)
Nonallowable assets	(2,777)
NET CAPITAL	$ 806,765
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 20,454
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0254:1

There is no material difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC stated that de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harding & Hittesdorf, P.C.

Harding and Hittesdorf, P.C.
Denver, Colorado
February 23, 2017

EXEMPTION REPORT

TransWestern Capital Markets, LLC, (Company) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(i)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exemption.

TransWestern Capital Markets, LLC, LLC

I, Kendrik de Koning, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Member

February 22, 2017

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

INDEPENDENT ACCOUNTANTS' AGREED UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSEMENT AND PAYMENTS (FORM SIPC-7)

To The Members
de Koning Capital Markets, LLC
dba TransWestern Capital Markets, LLC
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's compliance with the applicable instructions of Form SIPC-7. de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's management is responsible for de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled check] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [revenue contract and gain/loss report] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [financial statements] supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harding & Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 23, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2870********************MIXED AADC 220
68124 FINRA DEC
DE KONING CAPITAL MARKETS LLC
TRANSWESTERN CAPITAL MARKETS LLC
155 S MADISON ST STE 210
DENVER CO 80209-3013

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kendrik de Koning
(303) 864-1213

2. A. General Assessment (item 2e from page 2) $ 764.48

B. Less payment made with SIPC-6 filed (exclude interest) (267.24)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 497.24

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 497.24

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DE KONING CAPITAL MARKETS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 21 day of February, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 524,860
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	2,765
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Advisory fee (Deductions in excess of $100,000 require documentation)	216,302
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	219,067
2d. SIPC Net Operating Revenues	$ 305,793
2e. General Assessment @ .0025	$ 764.48

(to page 1, line 2.A.)